TALISMAN ANNOUNCES TEST RATE OF

18 MILLION CUBIC FEET PER DAY

FROM APPALACHIA GAS WELL

CALGARY, Alberta – January 14, 2004 – Fortuna Energy Inc., a wholly owned subsidiary of Talisman Energy Inc., recently completed the Andrews Hz#1 gas well in the Corning area of New York State, in the Appalachian Basin.  The well tests a new structure and was drilled to a depth of 10,100 feet and then steered horizontally within the upper Black River Formation.

The well flowed on test at rates in excess of 18 mmcf/d, limited by surface equipment, with a flowing pressure of 1300 psi.  The well was still unloading drilling and completion fluid during the flow test and the rate was strengthening.  Based on initial flow results, the Andrews well has the capability to be the most prolific well encountered in the region to date and has an unconstrained potential in excess of 30 mmcf/d.

Tie-in work is already underway and the well is expected to be onstream in early March at a pipeline-restricted rate of 8-10 mmcf/d.  Including the Andrews well, the Company estimates that it currently has 30 mmcf/d of shut-in gas production behind pipe in the region. Additional pipeline sales capacity should be available by early April .

Fortuna Energy Inc. has an active exploration and development program in 2004, with plans to drill a total of 11 horizontal Black River wells.  Fortuna Energy Inc. expects to spend $85 million in 2004, increasing production to over 80 mmcf/d, 30% above 2003.  There are three rigs currently drilling, one of which has reached total depth and, based on drilling indicators, appears to be promising.  Further information on these wells will be released as they are tested.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States. Talisman’s subsidiaries also conduct business in Trinidad, Colombia and Qatar. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted. Talisman’s shares are listed on Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate &

   Investor Communications

Phone:  403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

Forward-looking Statements

This news release contains statements about the estimated amounts and timing of production, plans for drilling and development, the estimated amount and timing of capital expenditures, and access to infrastructure that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing natural gas; risks and uncertainties involving geology of gas deposits; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks.  Relevant risks also include, but are not limited to:  fluctuations in gas prices and foreign currency exchange rates and the possibility that government policies may change.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings "Management's Discussion and Analysis – Liquidity and Capital Resources", "- Risks and Uncertainties" and "- Outlook" as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Residents

Talisman reports its production quantities in accordance with Canadian practices. These practices are different than the practices used to report production estimates in reports and other materials filed with the SEC by United States companies. The primary difference is that Talisman follows the Canadian practice of reporting gross production volumes, which are prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after deduction of these amounts.  As a consequence, Talisman’s production volumes may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

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